U.S. Concrete, Inc.

331 North Main Street

Euless, TX 76039

October 15, 2014

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Sherry Haywood
Staff Attorney

Re:	U.S. Concrete
Registration Statement on Form S-3
Filed September 19, 2014
File No. 333-198829

Dear Ms. Haywood:

Set forth below are the responses of U.S. Concrete, Inc., a Delaware corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated October 8, 2014 with respect to the Registration Statement on Form S-3 filed with the Commission on September 19, 2014 (the “Registration Statement”).

For your convenience, the Company has set forth below each Staff comment followed by the Company’s response. Caption references and page numbers refer to the captions and pages contained in Form S-3 filed with the Commission on the date hereof (“Form S-3”), unless otherwise indicated.

Legal Opinion, Exhibit 5.1

1.	Please have counsel remove the assumptions in section (A)(v)(a) and (b) on page 5 as they represent inappropriate assumptions. See Section II.B.1.e of Staff Legal Bulletin No. 19 dated October 14, 2011.

Response: The assumptions in Section (A)(v)(a) and (b) on page 5 of the 5.1 opinion rendered by Akin Gump Strauss Hauer & Feld LLP (“Akin Gump”) state that at the time of a future issuance of securities, the Company and, if the securities are guaranteed, the applicable guarantors will validly exist, be duly qualified and in good standing under the laws of their jurisdiction of formation and will have the necessary power to approve any transaction documents entered into at such time.

Division of Corporation Finance

October 15, 2014

The Company registered guarantees to possibly be issued in the future by guarantors organized under the laws of the States of California, Delaware, the District of Columbia, Maryland, Michigan, New Jersey, Oklahoma, and Texas. The 5.1 opinion of Akin Gump opines on the laws of the States of California, Delaware, District of Columbia, New York, and Texas. Pursuant to Compliance and Disclosure Interpretation Question 212.05 (“CD&I 212.05”), the Company may file a qualified 5.1 opinion of counsel and have its Registration Statement declared effective, subject to the understanding that an unqualified opinion of counsel will be filed no later than the closing date of an offering of the securities covered by the Registration Statement. The Company hereby confirms that Akin Gump will file an unqualified 5.1 opinion with respect to the Company and, if the securities are guaranteed, by any guarantors existing in the States of California, Delaware, District of Columbia, New York, and Texas no later than the closing of an offering of the securities under the Registration Statement.

With respect the registration of guarantees to possibly be issued in the future by guarantors organized under the laws of the States of Maryland, Michigan, New Jersey, and Oklahoma, Section II.B.1.e of Staff Legal Bulletin No. 19 dated October 14, 2011 (the “SLB”) expressly approves primary counsel relying on local counsel when “the registrant is organized in a jurisdiction outside of the primary counsel’s area of expertise.” In pertinent part, the SLB provides “the registrant may engage local counsel to provide the opinion that the registrant is validly existing, has the power to create the obligation and has taken the required steps to authorize entering into the obligation under the law of the jurisdiction of organization. In turn, primary counsel may assume that the registrant is validly existing, has the power to create the obligation and has taken the required steps to authorize entering into the obligation under the law of the jurisdiction of organization.” (emphasis added)

In the instant case, because the laws of the States of Maryland, Michigan, New Jersey, and Oklahoma are outside the area of expertise of primary counsel, primary counsel has assumed that each of the guarantors are validly existing and have the power to approve the guarantees. The Company respectfully believes that the 5.1 opinion is entirely consistent with the SLB and that the assumptions are appropriate under CD&I 212.05 and the SLB.

Division of Corporation Finance

October 15, 2014

2.	We note that section (B) on page 7 limits the opinion to the laws covering the jurisdictions of Delaware, California, New York, Texas and the District of Columbia. Please have counsel revise its opinion to either opine on the laws of the States of Oklahoma, New Jersey, Michigan and Maryland with respect to the subsidiary guarantors organized under the laws of these jurisdictions, or provide a local counsel opinion with regard to these laws.

Response:

The 5.1 opinion of Akin Gump opines that the guarantees to be issued by each of the subsidiary guarantors, regardless of their jurisdiction of formation, will be valid and binding obligations of each of the subsidiary guarantors under the laws of the State of New York. See Opinion 4 on pages 4-5. The SLB states that the “Division shares the generally accepted view that an opinion that a debt security or guarantee is a binding obligation of the registrant necessarily encompasses the opinion that the registrant is validly existing, has the power to create the obligation, and has taken the steps to authorize entering into the obligation.”

Because the laws of the States of Maryland, Michigan, New Jersey, and Oklahoma are outside the area of expertise of primary counsel, primary counsel has assumed that each of the guarantors are validly existing and have the power to approve the guarantees. If the Company elects to issue debt securities guaranteed by subsidiary guarantors in the future that are organized under the laws of the States of Maryland, Michigan, New Jersey, and Oklahoma, the Company will file an unqualified local counsel opinion stating that each applicable subsidiary guarantor, at that time, is validly existing, has the power to create the obligation, and has taken the steps to authorize entering into the guarantee.

Because the guarantees would only be created at the time of a future take down of guaranteed debt securities, the valid existence, power and authority of each subsidiary guarantor are entirely future events, and no opinion regarding those matters can be rendered today. As a consequence, any local counsel opinion filed today would need to assume the exact matters that are the subject of the opinion (i.e., valid existence, power and authority), rendering the local counsel opinion meaningless.

The Company respectfully notes that Staff has a past practice of accelerating the effectiveness of “universal shelf” registration statements without local counsel opinions for subsidiary guarantors organized outside the area of expertise of primary counsel. See, for example, Registration Statement on Form S-3 for Martin Midstream Partners, L.P. (filed August 22, 2012); Registration Statement on Form S-3 for MarkWest Energy Partners, L.P. (filed October 18, 2012), Registration Statement on Form S-3 for Global Partners LP (filed May 31, 2013), Registration Statement on Form S-3 for Gentiva Health Services, Inc. (filed November 7, 2013), and Registration Statement on Form S-3 for Quicksilver Resources Inc. (filed July 29, 2014).

Division of Corporation Finance

October 15, 2014

As a result of the foregoing, the Company respectfully requests the Staff to approve the Registration Statement as filed without local counsel opinions. The Company undertakes to file unqualified local counsel opinions no later than the closing date of an offering of any guaranteed debt securities under the Registration Statement.

* * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please do not hesitate to call me at (817) 835-4113 or Garrett DeVries of Akin Gump Strauss Hauer & Feld LLP at (214) 969-2891.

Very truly yours,

/s/ Paul M. Jolas

Paul M. Jolas

Vice President, General Counsel and Corporate Secretary

cc:	Garrett DeVries, Esq.

Kerry Berchem, Esq.